AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

21 August 2007

Allotment of shares:

a)	Ordinary shares, CA 0525261008

b)	100,000 shares issued

c)	Issue price US$1.20

d)	Cash

e)	N/a

f)	Shares issued equivalent to 0.33% of total ordinary shares now on issue

g)	Issued upon exercise of incentive stock options

h)	Options terms dated 2 February 2006

i)	Shares are not transferable until 2 June 2006 (no restrictions now apply); not transferable to US citizens for 40 days after issue (25 September 2007)

j)	30,564,287 ordinary shares in total after issue

k)	N/a

l)	Date of Issue: 16 August 2007